UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 1, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
PROGRESS OF THE IMPLEMENTATION OF
THE ABSORPTION OF SHANGHAI AIRLINES
THROUGH SHARE EXCHANGE

This announcement is made by the Company pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 30 December 2009, China Eastern Airlines Corporation Limited (the “ Company ”) received from the China Securities Regulatory Commission (“CSRC”) a reply concerning Approval of Absorption of Shanghai Airlines Co., Ltd by China Eastern Airlines Corporation Limited (Zheng Jian Xu Ke [2009] No.1483) in relation to the approval of the absorption of Shanghai Airlines Co., Ltd (“Shanghai Airlines”, and the absorption of Shanghai Airlines through share exchange by the Company is referred to as the “Absorption through Share Exchange”) through share exchange by the Company.

As the implementation of the Absorption through Share Exchange has not been completed, pursuant to the requirements under Provision 31 of the Administrative Rules on Material Asset Reorganizations of Listed Companies (《上市公司重大資產重組管理辦法》), the progress of the implementation of the Absorption through Share Exchange is set out as follows:

1.	De-listing and Cancellation of Shanghai Airlines

Shanghai Airlines has been delisted on 25 January 2010, and the original Shanghai Airlines will be cancelled upon the establishment of the wholly-owned subsidiary of the Company (“New Shanghai Airlines”) for the purpose of receiving all of the assets and credits and debts of the core aviation business of Shanghai Airlines.

2.	Share Exchange

The Company has issued 1,694,838,860 shares to the shareholders of Shanghai Airlines to settle the payment of the consideration for the Absorption through Share Exchange. Procedures for registration of such newly issued shares with the China Securities Depository and Clearing Corporation Limited, Shanghai Branch has been completed on 28 January 2010.

3.	Establishment of New Shanghai Airlines

The procedures for the establishment of New Shanghai Airlines is still in process.

4.	Settlement of Assets and Arrangement of Personnel

Upon the establishment of New Shanghai Airlines, assets and credits and debts related to the core aviation business of Shanghai Airlines will be transferred into New Shanghai Airlines, while the remaining assets and credits and debts of Shanghai Airlines will be transferred into the Company. Arrangements will be made with New Shanghai Airlines and the Company regarding all of the staff of Shanghai Airlines.

The Company will press on with the implementation of the Absorption through Share Exchange, perform the relevant procedures in accordance with relevant requirements and the reply from CSRC, and announce the progress of the implementation on a timely basis.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)

Shanghai, People’s Republic of China
26 February 2010